Exhibit 99.1

Akari Therapeutics Announces Further Clinical Progress

•	Completion of enrollment into COBALT, the Phase II PNH trial of Coversin™

NEW YORK and LONDON, October 11, 2017 - Akari Therapeutics, Plc (NASDAQ: AKTX), a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system and the bioamine system for the treatment of rare and orphan diseases, announces that three additional patients have been enrolled in the ongoing Phase II COBALT clinical trial of Coversin™ in patients with paroxysmal nocturnal hemoglobinuria (PNH).

COBALT, the Phase II 90-day, open label single arm clinical trial, has enrolled a total of eight patients, four of whom have completed the trial and were reported on at the European Hematology Association conference in June 2017. These four patients have all moved into Akari’s long-term safety study, CONSERVE. One of the initial five patients enrolled in the COBALT trial, with a suspected co-morbidity unrelated to the treatment, was withdrawn from the study on day 43.

Three new patients were enrolled pursuant to an amended protocol based on a revised dosing regimen which included changing the maintenance phase from a single dose of 30mg every 24 hours to a single dose of 45mg every 24 hours. The three newly enrolled patients on the revised dosing regimen have now completed approximately 8, 3 and 2 weeks, respectively. The primary endpoint in this clinical trial is reduction in serum LDH (lactate dehydrogenase; an indication of hemolysis) to ≤1.8 times the ULN (upper limit of normal) for the investigator’s reference laboratory or 500 I U/L, whichever is the lower from day 1 (pre-dose) to day 28. The first of the three patients had a LDH value of 1.5 times the ULN at day 28. The other two patients have not yet reached the primary endpoint measurement date. To date, there have been no drug-related serious adverse events. The data reported is taken from the current electronic case report forms.

Akari plans to provide an update on all PNH patients currently enrolled at the American Society of Hematology Annual Meeting to be held December 9-12, 2017.

Akari plans to advance Coversin towards Phase III clinical trials beginning with CAPSTONE in Q1 2018, a Phase III clinical trial of Coversin in naïve PNH patients.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system and the bioamine system for the treatment of rare and orphan diseases, in particular those where the complement system or leukotrienes or both complement and leukotrienes together play a primary role in disease progression. Akari’s lead drug candidate Coversin is a C5 complement inhibitor currently being evaluated in paroxysmal nocturnal hemoglobinuria (PNH) and atypical hemolytic uremic syndrome (aHUS). In addition to its C5 inhibitory activity, Coversin independently and specifically inhibits leukotriene B4 (LTB4) activity. Akari intends to evaluate Coversin in two conditions, the skin and eye diseases bullous pemphigoid and atopic keratoconjunctivitis, where the dual action of Coversin on both C5 and LTB4 may be beneficial. Akari is also developing other tick derived proteins, including long acting versions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin may not be as large as expected; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; our inability to obtain additional capital on acceptable terms, or at all; unexpected cost increases and pricing pressures; uncertainties of cash flows and inability to meet working capital needs; and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed on March 31, 2017. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:

Peter Vozzo

Westwicke Partners

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Mary-Jane Elliott / Sukaina Virji

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com